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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71146

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Devon Park Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12012 South Shore Blvd., Suite 201
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexandra Gottschalk, Chief Financial Officer	(713) 333-7106	agottschalk@pwpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Figur_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Devon Park Securities, LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida

County of ORANGE

Sworn to (or affirmed) and subscribed before me by means of online notarization, this 02/27/2026 by David Carl Figur.

Signature: David Carl Figur

Title: Financial and Operational Principal

_____ ___ Personally Known OR ✔ Produced Identification

Notary Public Franklin Zizi   Type of Identification Produced _PASSPORT

Notarized remotely online using communication technology via Proof.

FRANKLIN ZIZI
Notary Public - State of Florida
Commission # HH 654862
Expires on March 23, 2029

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Devon Park Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
As of December 31, 2025

Devon Park Securities, LLC

Table of Contents

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Devon Park Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Devon Park Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Devon Park Securities, LLC's auditor since 2024.

New York, NY

February 27, 2026

Devon Park Securities, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	2,671,186
Accounts Receivable		67,288
Due from Related Party		1,442,739
Other Assets		32,793
Total Assets	$	4,214,006

Liabilities and Member's Equity

Liabilities		
Accrued Expenses	$	58,687
Due to Related Party		893,302
Total Liabilities		951,989
Member's Equity		3,262,017
Total Liabilities and Member's Equity	$	4,214,006

The accompanying notes are an integral part of this financial statement.

Devon Park Securities, LLC

Notes to Statement of Financial Condition

December 31, 2025

Note 1—Organization

Devon Park Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer on April 15, 2024. The Company claims exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5 from certain regulations concerning reserves and protection of client securities. Consequently, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required. The Company does not hold securities accounts for clients or trade in securities for its own account other than the investment in short-term marketable debt securities to manage excess liquidity. See Note 2—Summary of Significant Accounting Policies for further information.

The Company provides a range of strategic private capital advisory and fund placement services to financial sponsors and institutional investors primarily in North America. The Company is based in Florida. As of December 31, 2025, the Company was registered as a broker dealer in 13 states and territories.

The parent of the Company and the sole member is Devon Park Advisors, LLC ("DPA" or the "Parent"), a Florida limited liability Company. On October 1, 2025, the Parent consummated a previously announced business combination with Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership. PWP Group is wholly owned by PWP Holdings LP which is controlled and partially owned by Perella Weinberg Partners, a publicly traded corporation listed on the NASDAQ under the symbol "PWP". Management did not elect to apply push-down accounting to the Company. As a result, there has been no change to the carrying amounts of assets and liabilities as a result of the business combination.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared the accompanying Statement of Financial Condition in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the Statement of Financial Condition, management makes estimates regarding the recognition of revenue, adequacy of the allowance for credit losses, and other matters that affect the reported amounts and disclosures in the Statement of Financial Condition.

Devon Park Securities, LLC

Notes to Statement of Financial Condition

December 31, 2025

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company provides a range of strategic private capital advisory and fund placement services to financial sponsors and institutional investors primarily in North America. Private capital advisory services include providing General Partner solutions and investing solutions to clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets. The Company's fund placement services primarily serve a diverse range of investment strategies, including private equity, alternative credit, and real estate.

At contract inception, the Company assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Company allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Company expects to be entitled to in exchange for transferring the promised services to the customer.

The Company's primary performance obligation with respect to private capital advisory and placement services is to execute a transaction. Fee revenue related to these performance obligations is recognized at a point in time when the transaction is completed as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point. The Company may also be engaged to provide general advice for a specified period of time or on an on-going basis. The Company has determined that the delivery of these services represents a separate performance obligation that represents a stand ready to perform performance obligation and is recognized over time using a time-based measure of progress.

Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer.

Determining the Timing of Satisfaction of Performance Obligations

For performance obligations that are satisfied at a point in time, the Company has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the customer. Additionally, at that point the Company has a present right to payment, the Company has transferred the output of the service and the customer has significant risks and rewards of ownership.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues as the performance obligation is satisfied. The Company may receive payment of certain retainer or work fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded as Deferred Revenue in the Statement of Financial Condition.

The Company had no contract assets and no contract liabilities as of December 31, 2025 and January 1, 2025.

Interest Income – Interest income is typically earned on cash and short-term investments.

Fair Value of Financial Instruments

The carrying value of financial instruments, including Accounts Receivable, Due from Related Party, Other Assets, and Accrued Expenses approximates their fair value. The carrying amounts of cash and cash equivalents approximate fair value due to their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at banks. The Company maintains its cash with a major bank with a high credit rating and it can be withdrawn without restriction. As of December 31, 2025, the Company did not hold any cash equivalents. The Company maintains cash deposits with financial institutions and therefore are subject to the credit risk at the financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It also maintains cash in a mutual fund money market account that is not insured. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investments in Short-Term Marketable Debt Securities

The Company invests in short-term marketable debt securities to manage excess liquidity. As of December 31, 2025, these investments consisted solely of a money market fund which invests in U.S. Treasury securities and other securities guaranteed by the U.S. Government and were carried at fair value. These investments are not insured by the FDIC. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. In general, these investments are recorded on the Statement of Financial Condition within Short-Term Investments. There were no investments in short-term marketable debt securities as of December 31, 2025.

Accounts Receivable and Allowance for Credit Losses

Accounts Receivable are presented net of allowance for credit losses based on the Company's assessment of collectability. The Company regularly reviews its accounts receivable for collectability and an allowance is recognized for expected credit losses, if required. The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by reviewing specific client receivables, as well as estimating the probability of loss on total client receivables based on the Company's historical credit loss experience and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its expected credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses. The Company's accounts receivable balance was $67,288 and $1,210,522 as of December 31, 2025 and January 1, 2025, respectively. For the year ended December 31, 2025, management determined that there is no allowance for credit loss that need be recorded and there was no change in the allowance for credit losses during the year.

Affiliate Expense Allocation

Certain expenses of the Company are processed and paid by affiliates, including the Parent and PWP Employer LP, an entity controlled by the Parent. The expenses processed on behalf of the Company by PWP Employer LP relate solely to compensation and employee expenses. In general, expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are paid by the Parent or PWP Employer LP and allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage and headcount. See Note 4—Related Party Transactions for further explanation of affiliate transactions.

Income Taxes

The Company is treated as a disregarded entity for state and federal income tax purposes. The Company is a single-member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 3—Fair Value Measurements and Investments

Fair value is generally based on quoted prices; however, if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

> Level 1—Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.
>
> Level 2—Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
>
> Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which level within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The fair values of cash and cash equivalents, accounts receivable, receivables to and payables from related parties, and accrued expenses approximate their carrying amounts due to the short-term nature of these items.

Fair Value of Financial Instruments

The Company held no financial instruments subject to fair value measurement as of December 31, 2025. The Company had no transfers between fair value levels during the year ended December 31, 2025.

Note 4—Related Party Transactions

Transfer Pricing

The Company and its domestic and foreign affiliates provide financial advisory services as part of a globally integrated network. As such, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The revenue of the Company and its affiliates is generated by the origination and execution efforts of professionals that reside in the UK, France, Germany, Canada and the United States, working cooperatively to serve clients. The Company and its affiliates generate revenues and meet the needs of clients primarily based on the knowledge and experience of its professionals. These individuals have developed valuable know-how through training, experience, service development efforts, and by applying their knowledge to provide solutions to client issues. Once certain skills have been developed by its employees for a particular client or issue, it is often applied in similar situations for different clients. Helping professionals to acquire and develop the skills which clients demand, and facilitating knowledge sharing between and among professionals in different locations, is part of the globally coordinated services model which the Company and its affiliates use to serve their clients.

Based upon the interconnectedness of the globally coordinated services model, the Company and its affiliates concluded that it was appropriate to apply a global transfer pricing policy using the Profit Split Method. Under this method, the profits and losses associated with the joint client advisory operations are allocated among the Company and its domestic and foreign affiliates based on each entity's share of costs. As an ex-post measure of the profit split, profits and losses have been allocated such that each affiliate earns the same operating margin (i.e., the ratio of operating profit (loss) to revenues).

Distributions and Contributions

During the year ended December 31, 2025, the Company made distributions to the Parent totaling $8,100,000 in the ordinary course of business.

Affiliate Expense Allocation

The Company receives administrative services including, but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent. Where feasible to specifically attribute such expenses to the activities of the Company, the amounts have been expensed directly by the Company. Allocations from the Parent not directly attributable to the Company reflect the utilization of services provided to, benefits received by, or share of losses incurred by the Company presented on a consistent basis based on the most relevant measure, such as relative usage, pro-rata basis of headcount, or square footage.

Compensation and Benefits

Compensation and benefits expense allocated from the Parent consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, as well as payroll and related taxes and benefits for the Company's employees. In all instances, compensation expense is accrued over the requisite service period.

Equity-based Compensation

Certain employees of the Company and others providing services to the Company participate in the PWP Incentive Plan, which establishes a plan for the granting of various forms of incentive compensation awards, including restricted stock units and performance restricted stock units, measured by reference to PWP Class A common stock. Equity-based compensation expense is based on the estimated fair value of the awards at the grant date. PWP accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, PWP recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

Outstanding Receivables and Payables

As of December 31, 2025, the Company has outstanding receivables from Parent related to the above transactions which is shown separately on the Statement of Financial Condition. The Company typically settles receivables and payables with cash within 12 months of incurrence.

Note 5—Net Capital Requirements

The Company is a registered broker-dealer through which advisory and placement services are conducted in the U.S. and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company computes net capital based upon the aggregate indebtedness standard, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operation and then 15 to 1 thereafter. The Company had net capital of $1,719,197 as of December 31, 2025 which exceeded the minimum net capital requirement by $1,655,731.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, has no obligations under the SEC Customer Protection Rule (Rule 15c3-3)

Note 6—Member's Equity

The Company is a limited liability company and as such, no member shall have any personal liability to the Company or any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

Note 7—Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8—Concentration of Credit Risk

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

As of December 31, 2025, the accounts receivable balance of $67,288 was concentrated with one client.

Note 9—Segment Reporting

The Company's activities of providing strategic private capital advisory and fund placements and financial advisory services constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Company. The Company's chief operating decision maker ("CODM"), who is the Chief Executive Officer of Perella Weinberg Partners, reviews the financial performance of the Company on a consolidated basis to make decisions about resource allocation and assess performance. As such, the Company operates as a single reportable segment in accordance with ASC 280, Segment Reporting.

Note 10—Subsequent Events

The Company has performed an evaluation of subsequent events through the date the Statement of Financial Condition was issued.

On January 22, 2026, Perella Weinberg Partners LP ("PWP LP"), an SEC-regulated broker-dealer under common control with the Company, filed a Continuing Membership Application ("CMA") with the Financial Industry Regulatory Authority ("FINRA") in connection with a proposed merger of PWP LP and the Company. Upon completion of the merger, PWP LP will be the surviving broker-dealer and the Company will withdraw its registration with the SEC and FINRA. The merger is expected to close on March 31, 2026, subject to regulatory approval.